SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2008

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F     ✓            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                     No    ✓

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: July 18, 2008	By	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & Chief Executive Officer

Contacts:

In Taiwan R.O.C.	In the U.S.
Dr. S.K. Chen	The Ruth Group
ChipMOS TECHNOLOGIES (Bermuda) LTD.	Joseph Villalta
+886-6-507-7712	+1-646-536-7003
s.k._chen@chipmos.com	jvillalta@theruthgroup.com

ChipMOS ANNOUNCES US$74.5 MILLION SYNDICATED LOAN AGREEMENT

Hsinchu, Taiwan, July 18, 2008 – ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS”) (Nasdaq: IMOS) announced today that it entered into a US$74.5 million term loan facility with a bank syndicate consisting of nine banks in Taiwan. This loan facility is fully guaranteed by its Taiwanese wholly-owned subsidiary, ChipMOS TECHNOLOGIES INC. The proceeds of the loan will be used by ChipMOS to refinance part of its 3.375% Convertible Senior Notes due 2011 (the “2006 Notes”), which currently have an aggregate outstanding amount of US$81million. The holders of the 2006 Notes have optional repurchase rights which entitle them to redeem the 2006 Notes at their option in September 2008. ChipMOS may also use the proceeds of the loan to repurchase its 1.750% Convertible Senior Notes due 2009, which currently have an aggregate outstanding amount of US$64 million. Mr. S.J. Cheng, Chairman and Chief Executive Officer of ChipMOS, together with representatives from the bank syndicate were present at the signing ceremony held in Hsinchu, Taiwan.

The three-year floating-rate facility provides a US$74.5 million credit line to ChipMOS. Land Bank of Taiwan, Mega International Commercial Bank Co., Ltd., Standard Chartered Bank (Taiwan) Limited, Ta Chong Bank Ltd., Taiwan Business Bank and Taiwan Cooperative Bank act as the mandated lead arrangers of the bank syndicate, with Hua Nan Commercial Bank, JIH SUN International Bank and Taishin International Bank being other participating banks. Standard Chartered Bank (Hong Kong) Limited acts as the agent of the bank syndicate.

S.J. Cheng, Chairman and Chief Executive Officer of ChipMOS, said, “I would like to express my appreciation to Standard Chartered Bank and the other eight banks for their strong support and confidence in ChipMOS. The syndicated loan will provide us with the financial resources to meet the redemption obligations of the 2006 Notes and refinance our outstanding convertible notes as part of our continuously focus on strengthening our financial structure.”

About ChipMOS TECHNOLOGIES (Bermuda) LTD.:

ChipMOS (http://www.chipmos.com/) is a leading independent provider of semiconductor testing and assembly services to customers in Taiwan, Japan, and the U.S. With advanced facilities in Hsinchu and Southern Taiwan Science Parks in Taiwan and Shanghai, ChipMOS and its subsidiaries provide testing and assembly services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries.

Forward-Looking Statements

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.